UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [   ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [   ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [   ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [   ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [   ]

Mantis Mineral Corp.
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

Ontario, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

Gondwana Oil Corp.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

56460Q206
(CUSIP Number of Class of Securities (if applicable))

Vicki Rosenthal
Chief Financial Officer
Mantis Mineral Corp.
148 Yorkville Avenue
2nd Floor
Toronto, Ontario
M5R 1C2
Telephone Number: (416) 362-1800

with a copy to:

Thomas M. Rose
Troutman Sanders LLP
401 9th Street, N.W., Suite 1000
Washington, DC 20004-2134
Telephone Number: (757) 687-7715

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

January 13, 2014
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a) The following documents have been delivered to holders of securities, or published in the home jurisdiction, of Mantis Mineral Corp. and were required to be disseminated to U.S. security holders or published in the United States:

1.	Notice of Meeting and Management Information Circular for a Special Meeting of the Shareholders of Mantis Mineral Corp. (the “Information Circular”).

The exhibit attached to this Form CB shall be deemed to be “furnished” and shall not be deemed to be “filed” with the United States Securities and Exchange Commission.

Item 2.	Informational Legends

The required legends are included under the heading “Note to United States Security Holders” beginning on page 1 of the Information Circular, a copy of which is furnished as Exhibit 99.1 to this Form CB.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III – CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB, Gondwana Oil Corp. is filing a Form F-X with the United States Securities and Exchange Commission, appointing an agent for service of process in connection with the transaction to which this Form CB relates.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GONDWANA OIL CORP.

By: /s/ Vicki Rosenthal
Name: Vicki Rosenthal
Title: Chief Financial Officer

March 19, 2014
(Date)